SharesPost 100 Fund

Shareholder Services Plan

(As amended December 11, 2015)

This plan constitutes the Shareholder Services Plan (the “Plan”) for SharesPost 100 Fund, a Delaware statutory trust (the “Fund”).

WHEREAS, it is desirable to provide the Fund flexibility in meeting the investment and shareholder servicing needs of its investors; and

WHEREAS, the Fund desires to adopt a Shareholder Services Plan with respect to the Fund; and

WHEREAS, the Fund intends to have its distributor (“Distributor”) enter into Plan agreements (“Shareholder Services Agreements”) with certain financial institutions, broker-dealers, and other financial intermediaries (“Authorized Service Providers”) pursuant to which the Authorized Service Providers will provide certain administrative and shareholder support services to the beneficial owners of the Fund’s shares;

NOW THEREFORE, the Fund hereby adopts this Plan:

1.           Implementation. The Distributor is authorized to execute written Shareholder Services Agreements with Authorized Service Providers that are record owners of Fund shares or that have a servicing relationship with the beneficial owners of shares of the Fund. A form of Shareholder Services Agreement is attached hereto as Exhibit A (the “Form Agreement”). The Distributor may use the Form Agreement or such other agreement as the Authorized Service Provider may request, provided, however, that if an Authorized Service Provider requests to use an agreement other than the Form Agreement, such other agreement shall specifically acknowledge that payments thereunder are subject to the terms of this Plan.

2.           Services.

(a)            Pursuant to the Shareholder Services Agreement, the Authorized Service Provider shall provide to those customers who own Fund shares shareholder support services, not primarily intended to result in the sale of shares of the Fund, as set forth therein and as described in the Fund’s prospectus. Shareholder support services (“Shareholder Services”) include, but are not limited to: (i) responding to customer inquiries of a general nature regarding the Fund; (ii) responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and (iii) providing such other similar services as the Fund or the Fund’s Investment Adviser may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations.

(b)            Shareholder Services shall not include (i) crediting distributions from the Fund to customer accounts; (ii) arranging for bank wire transfer of funds to or from a customer’s account; (iii) forwarding prospectuses, Statements of Additional Information, tax notices and annual and semi-annual reports to beneficial owners of Fund shares; (iv) assisting the Fund in establishing and maintaining shareholder accounts and records; (v) providing sub-accounting for all Fund share transactions at the shareholder level; (vi) forwarding to customers proxy statements and proxies; (vii) determining amounts to be reinvested in the Fund; (viii) assisting customers in changing account options, account designations and account addresses; (ix) electronic processing of client orders; (x) account reconciliations with the Fund’s Transfer Agent; (xi) monitoring client accounts for back-up withholding and any other special tax reporting obligations; (xii) maintenance of books and records with respect to the foregoing; or (xiii) any other services that could be categorized as sub-transfer agency services, sub-accounting services or administrative services (any of the foregoing, “Non-Shareholder Services”, and together with the Shareholder Services, the “Support Services”).  Notwithstanding the foregoing, the Authorized Service Provider may provide Non-Shareholder Services to those customers who own Fund shares.

3.           Compensation. The Fund shall pay to the Distributor a fee, computed daily and paid quarterly in the manner set forth in the respective Shareholder Services Agreements, at an annual rate of up to 0.25% of the aggregate average daily net assets of the Fund shares attributable to or held in the name of all Authorized Service Providers in respect of Support Services provided thereby. Notwithstanding the foregoing, fees paid solely or primarily in respect of Shareholder Services to any particular Authorized Service Provider shall be limited, with respect to such Authorized Service Provider, to an annual rate of up to 0.25% of the average daily net assets of the Fund shares attributable to or held in the name of such Authorized Service Provider. The Distributor shall pay any such fee(s) to each Authorized Service Provider in accordance with the applicable Shareholder Services Agreement.

4.           Effective Date and Termination. This Plan will be effective with regard to the shares of the Fund only after approval by a vote of a majority of the Board of Trustees of the Fund, including a majority of trustees who are not “interested persons” of the Fund as that term is defined in Section 2(a)(19) of the Investment Company Act of 1940. The Plan may be terminated with respect to the shares of the Fund at any time by vote of a majority of the Disinterested Trustees.

5.           Amendment. The Plan may be amended at any time by the Board of Trustees, provided that all material amendments to the Plan shall be approved by the Fund’s Trustees in the manner provided herein with respect to the initial approval of the Plan.

6.           Reporting. While this Plan is in effect, the Board of Trustees shall be provided with a quarterly written report of the amounts expended pursuant to this Plan and the purposes for which the expenditures were made.

Exhibit A
to the
 Shareholder Services Plan

SHAREHOLDER SERVICES AGREEMENT

This Shareholder Services Agreement (the “Agreement”) is made as of ___________, 201_, by and between Foreside Fund Services, LLC (the “Distributor”), a Delaware limited liability company, and [_____________________] (the “Authorized Service Provider”) solely for the purpose of providing administrative and shareholder support services, as provided below:

1.   Services. The Authorized Service Provider shall provide those shareholder support services listed on Schedule A attached hereto (“Shareholder Services”) and those administrative, sub-transfer agency and sub-accounting services listed on Schedule B attached hereto (“Non-Shareholder Services”, and together with the Shareholder Services, the “Support Services”), to those individuals or entities with whom the Authorized Service Provider has a servicing and/or other relationship and who may from time to time directly or beneficially own shares of SharesPost 100 Fund (the “Fund”). Schedule A and Schedule B may be amended from time to time by mutual agreement of the parties.

2.   Compensation.

(a)            The fee to be paid with respect to the Support Services provided to the Fund will be computed and paid quarterly at an annual rate not to exceed 0.25% of the aggregate average daily net asset value of the shares of the Fund for which Support Services are rendered by the Authorized Service Provider and all other authorized service providers of the Fund, provided that such shares are beneficially owned of record at the close of business on the last business day of the payment period by shareholders with whom the Authorized Service Provider has a servicing relationship as indicated by the records maintained by the Fund or its transfer agent (the “Subject Shares”), and, provided further, that the fee to be paid solely or primarily with respect to the Shareholder Services provided to the Fund will be computed and paid quarterly at an annual rate not to exceed 0.25% of the average daily net asset value of the shares of the Fund for which Shareholder Services are rendered by the Authorized Service Provider.

(b)            The Distributor shall pay the Authorized Service Provider the total of the fees calculated for the Fund for any period with respect to which such calculations are made within 45 days after the close of such period.

(c)            The Distributor reserves the right to withhold payment with respect to any Subject Shares purchased and redeemed or repurchased by the Fund within seven (7) business days after the date of its confirmation of such purchase.

(d)            Notwithstanding the foregoing, Distributor shall be obligated to make fee payments to the Authorized Service Provider only after, for so long as and to the extent that it receives a corresponding payment from the Fund.

3.   Records and Reporting. The Authorized Service Provider shall furnish the Fund with such information as shall reasonably be requested by the Fund’s Trustees with respect to the fees paid to the Authorized Service Provider and the services provided pursuant to this Agreement.

4.   Limitations.

(a)            The parties acknowledge and agree that the services discussed in Section 1 above and listed in Schedule A and Schedule B attached hereto are not primarily intended to result in the sale of shares of the Fund and are not the services of an underwriter within the meaning of the Securities Act of 1933, as amended, or the Investment Company Act of 1940, as amended. This Agreement does not give the Authorized Service Provider any right to purchase shares from the Fund, nor does it constitute the Authorized Service Provider an agent of the Fund to receive any orders to purchase or redeem shares of the Fund on behalf of the Fund. To the extent the Authorized Service Provider is involved in the transmission of orders to purchase or redeem Fund shares received from an individual or financial intermediary, such involvement will be solely as agent for such individual or financial intermediary.

(b)            Neither the Authorized Service Provider nor any of its employees or agents are authorized to make any representation concerning shares of the Fund except those contained in the then current Prospectus or Statement of Additional Information for the Fund, and the Authorized Service Provider shall have no authority to act as agent for the Fund outside the parameters of this Agreement.

5.   Termination. This Agreement may be terminated by either party at any time without payment of any penalty upon sixty (60) days’ written notice.

6.   Amendments. This Agreement and any Exhibit hereto may not be revised except by mutual written agreement between the parties. This Agreement may be revised only after 60 days’ written notice or upon such shorter notice as the parties may mutually agree.

7.   Notices.

All communications to the Distributor should be sent to:

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101
Attn: Legal Dept.

Any notice to the Authorized Service Provider shall be sent to:

[Authorized Service Provider]

Attn:

All communications and any notices required hereunder shall be deemed to be duly given if mailed, emailed or faxed to the respective party at the address for such party specified above.

8.   Confidentiality. The parties to this Agreement mutually acknowledge that the Fund maintains and is subject to a privacy policy that restricts the disclosure of certain types of non-public information regarding the customers of the Fund and the parties agree to be bound by the restrictions imposed by such privacy policy.

9.   Indemnification.

(a)            The Distributor agrees to indemnify and hold the Authorized Service Provider harmless against any losses, claims, damages, liabilities or expenses (including attorney’s fees) to which the Authorized Service Provider may become subject insofar as such losses, claims, damages, liabilities or expenses or actions in respect thereof arise out of or are based upon any material breach by the Distributor of any provision of this Agreement or the Distributor’s gross negligence or willful misconduct in carrying out its duties and responsibilities under this Agreement.

(b)            The Authorized Service Provider agrees to indemnify and hold the Distributor and the Fund harmless against any losses, claims, damages, liabilities or expenses (including attorney’s fees) to which the Fund may become subject insofar as such losses, claims, damages, liabilities or expenses or actions in respect thereof arise out of or are based upon any material breach by the Authorized Service Provider of any provision of this Agreement or the Authorized Service Provider’s gross negligence or willful misconduct in carrying out its duties and responsibilities under this Agreement.

10.  Governing Law. This Agreement shall be construed in accordance with the laws of the State of Delaware.

11.  Counterparts. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any party hereto may execute this Agreement by signing any such counterpart.

12.  Severability. In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby.

13.  Entire Agreement. This Agreement, including the Exhibit hereto, constitutes the entire agreement between the parties with respect to the matters dealt with herein, and supersedes all previous agreements, written or oral, with respect to such matters.

IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the ____ day of _______________, 20__.

FORESIDE FUND SERVICES, LLC	AUTHORIZED SERVICE PROVIDER
Name of Entity:

By:	By:

Name:	Name:

Title:	Title:

SCHEDULE A
TO
SHAREHOLDER SERVICES AGREEMENT

The types of shareholder services which may be compensated pursuant and subject to the Agreement include, but are not necessarily limited to, the following:

(1)                Responding to customer inquiries of a general nature regarding the Fund;

(2)                Responding to customer inquiries and requests regarding Statements of Additional information, shareholder reports, notices, proxies and proxy statements, and other Fund documents; and

(3)                Providing such other similar services as the Fund or the Fund’s Investment Adviser may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations.

SCHEDULE B
TO
SHAREHOLDER SERVICES AGREEMENT

The types of administrative, sub-transfer agency, and sub-accounting services which may be compensated pursuant and subject to the Agreement include, but are not necessarily limited to, the following:

(1)	Forwarding prospectuses, Statements of Additional Information, proxy statements and proxies, tax notices and annual and semi-annual reports to beneficial owners of Fund shares;

(2)	Assisting the Fund in establishing and maintaining shareholder accounts and records;

(3)	Providing sub-accounting for all Fund share transactions at the shareholder level;

(4)	Determining amounts to be reinvested in the Fund;

(5)	Assisting customers in changing account options, account designations and account addresses;

(6)	Electronic processing of client orders;

(7)	Account reconciliations with the Fund’s Transfer Agent;

(8)	Monitoring client accounts for back-up withholding and any other special tax reporting obligations;

(9)	Crediting distributions from the Fund to customer accounts;

(10)	Arranging for bank wire transfer of funds to or from a customer’s account;

(11)	Maintenance of books and records with respect to the foregoing; and

(12)	Providing such other similar services as the Fund or the Fund’s Investment Adviser may reasonably request to the extent the Authorized Service Provider is permitted to do so under applicable statutes, rules, or regulations.